Management's Report to the Shareholders

The accompanying interim consolidated financial statements of Russel Metals Inc. for the quarter and the six months ended June 30, 2005, have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These interim consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements.  Management is responsible for the accuracy, integrity and objectivity of the interim consolidated financial statements within reasonable limits of materiality with that contained in the consolidated financial system.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded; that only valid and authorized transactions are executed; and that accurate, timely and comprehensive financial information is prepared.

The Company's Audit Committee is appointed annually by the Board of Directors and is comprised of unrelated Directors.  The Audit Committee meets with management to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the interim consolidated financial statements, the management's discussion and analysis and the report to shareholders.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements, the management discussion and analysis and the report to shareholders for presentation to the shareholders.

The interim consolidated financial statements have not been reviewed by the Company's external auditors Deloitte & Touche LLP.

Dated July 27, 2005

(signed) E. M. Siegel, Jr.	(signed) Brian R. Hedges

President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30,	December 31,
($000’s)	2005	2004

ASSETS
Current
Cash	$ 3,552	$ 634
Accounts receivable	385,039	360,696
Inventories	511,235	553,915
Prepaid expenses and other assets	6,201	7,069
Income taxes recoverable	1,435	5,996
Discontinued operations (Note 4)	-	9,483

	907,462	937,793

Property, Plant and Equipment	183,173	180,655
Assets Held For Sale (Note 9)	-	6,291
Deferred Financing Charges	7,796	8,357
Goodwill	9,205	9,205
Future Income Tax Assets	1,449	1,614
Other Assets	2,851	2,566

	$ 1,111,936	$ 1,146,481

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 69,436	$ 33,242
Accounts payable and accrued liabilities	297,407	348,166
Income taxes payable	1,827	60,049
Discontinued operations (Note 4)	2,937	9,403

	371,607	450,860

Other Accrued Liabilities	9,240	11,440
Long-Term Debt	214,480	210,630
Pensions and Benefits (Note 7)	10,323	10,146
Future Income Tax Liabilities	7,181	6,831

	612,831	689,907

Shareholders' Equity (Note 8)
Shareholders' equity	499,105	456,574

	499,105	456,574

	$ 1,111,936	$ 1,146,481

ON BEHALF OF THE BOARD,

(signed) C.R. Fiora	(signed) R. Hartog

Director	Director

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended June 30,		Six months ended June 30,
($000, except per share data)	2005	2004	2005	2004

Revenues	$ 644,845	$ 588,014	$ 1,338,734	$ 1,100,416
Cost of sales and operating expenses	605,640	497,208	1,240,722	949,639

Earnings before the following	39,205	90,806	98,012	150,777
Restructuring (Note 9)	2,787	(520)	2,382	(1,352)
Debt restructuring costs	-	(1,862)	-	(13,172)
Interest expense (Note 3)	(5,400)	(5,679)	(10,299)	(10,835)

Earnings before income taxes	36,592	82,745	90,095	125,418
Provision for income taxes	(13,052)	(31,441)	(33,065)	(48,463)

Earnings from continuing operations	23,540	51,304	57,030	76,955
Loss from discontinued operations (Note 4)	(16)	(897)	(62)	(1,244)

Net earnings for the period	23,524	50,407	56,968	75,711

Retained earnings --

Dividends on preferred shares	-	-	-	(611)

Earnings available to common
shareholders	23,524	50,407	56,968	75,100
Dividends on common shares	(10,109)	(4,903)	(20,124)	(8,818)
Retained earnings, beginning of the period	286,162	131,280	262,733	110,502

Retained earnings, end of the period	$ 299,577	$ 176,784	$ 299,577	$ 176,784

Basic earnings per common share
- continuing operations	$ 0.47	$ 1.05	$ 1.13	$ 1.60

Basic earnings per common share	$ 0.47	$ 1.03	$ 1.13	$ 1.58

Diluted earnings per common share
- continuing operations	$ 0.46	$ 1.01	$ 1.12	$ 1.56

Diluted earnings per common share	$ 0.46	$ 1.00	$ 1.12	$ 1.54

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended June 30,		Six months ended June 30,
($000)	2005	2004	2005	2004

Operating activities
Earnings from continuing operations	$ 23,540	$ 51,304	$ 57,030	$ 76,955
Depreciation and amortization	4,766	4,808	9,403	9,437
Future income taxes	2,990	2,070	8,676	1,721
Loss (gain) on sale of fixed assets	(265)	80	(266)	219
Stock-based compensation	658	168	851	558
Debt redemption costs	-	429	-	2,525

Cash from operating activities
before working capital	31,689	58,859	75,694	91,415

Changes in non-cash working capital items
Accounts receivable	33,811	(14,051)	(24,485)	(106,479)
Inventories	17,495	(44,068)	44,130	(62,414)
Accounts payable and accrued liabilities	(18,355)	13,107	(50,606)	61,237
Current income taxes	(3,131)	21,026	(61,850)	29,183
Other	(181)	(246)	860	(1,334)

Change in non-cash working capital	29,639	(24,232)	(91,951)	(79,807)

Cash from (used in) operating activities	61,328	34,627	(16,257)	11,608

Financing activities
Increase (decrease) in bank borrowing	(48,701)	11,377	36,194	(59,539)
Issue of common shares	166	442	3,882	50,567
Issuance of long-term debt	-	-	-	235,200
Redemption of long-term debt	-	(27,097)	-	(184,715)
Redemption of preferred shares	-	-	-	(30,000)
Dividends on common shares	(10,109)	(4,903)	(20,124)	(8,818)
Dividends on preferred shares	-	-	-	(611)
Deferred financing costs	(31)	(24)	(156)	(6,983)

Cash from (used in) financing activities	(58,675)	(20,205)	19,796	(4,899)

Investing activities
Purchase of fixed assets	(7,084)	(5,381)	(12,159)	(12,086)
Proceeds on sale of fixed assets	1,242	279	1,365	518
Proceeds from assets held for sale	5,869	2,200	5,869	2,200
Other	(3,358)	1,579	(2,138)	1,623

Cash used in investing activities	(3,331)	(1,323)	(7,063)	(7,745)

Discontinued operations
Operating activities	(16)	174	(62)	(173)
Investing activities	2,415	-	6,504	-

Cash from (used in) discontinued operations	2,399	174	6,442	(173)

Increase (decrease) in cash	1,721	13,273	2,918	(1,209)
Cash position, beginning of the period	1,831	4,526	634	19,008

Cash position, end of the period	$ 3,552	$ 17,799	$ 3,552	$ 17,799

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005

1.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies disclosed in Note 1 to the 2004 annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements including notes thereto.  These interim consolidated financial statements contain all adjustments necessary for a fair presentation of the results for the periods reported.

2.	Economic Cycle

All three of the metals operating segments are significantly affected by economic cycles in the markets where they operate.  Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March.  For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

3.	Interest Expense

		Quarters ended June 30,		Six Months ended June 30,
	($000)	2005	2004	2005	2004

	Interest on long-term debt	$ 3,837	$ 4,639	$ 7,607	$ 9,118
	Other interest expense	1,563	1,040	2,692	1,717

	Total Interest	$ 5,400	$ 5,679	$ 10,299	$ 10,835

	Interest paid in the quarter ended June 30, 2005 was $1.9 million (2004: $0.3 million) and the six months ended June 30, 2005 was $10.4 million (2004: $4.7 million).

4.	Discontinued Operations and Divestiture

On May 10, 2005, the Company sold its investment in Armabec Inc., a metals service center, acquired as part of the Acier Leroux acquisition, for book value less costs to sell of approximately $30,000.  In the second quarter of 2005, the Company classified Armabec as discontinued and the revenue and results of operations for the period from January 1, 2005 to the date of sale and the six months ended June 30, 2005 have been reclassified to discontinued accordingly.  The revenue generated by this operation for the period prior to sale was $1.0 million (2004:  $2.5 million), and the pre-tax profit for the period prior to sale was  $5,000 (2004:  $4,000).

On February 23, 2005, the Company sold its investment in Poutrelles Delta Inc., previously classified as discontinued, for $4.1 million in cash.  The write-down to fair value at December 31, 2004 resulted in no additional gain or loss on sale in the quarter.  The revenue generated by this operation prior to sale was $3.0 million (six months ended June 30, 2004:  $9.7 million) and pre-tax loss was $71,000 (six months ended June 30, 2004:  $0.6 million).

The remaining discontinued liability relates to obligations from the Acier Leroux U.S. operations previously sold.

5.	Stock-based Compensation

During the quarter ended June 30, 2005, the Company issued 856,000 stock options at an exercise price of $15.85.  The assumptions used in the Black Scholes option-pricing model are identical to those disclosed in Note 10 to the 2004 annual consolidated financial statements, except for the volatility which was 25.3% resulting in a weighted average fair value of $2.93 per option granted.

	The following is a continuity of the Company's stock options outstanding:

				Weighted Average
		Number of Options		Exercise Price
		2005	2004	2005	2004

	Balance, beginning of the year	1,793,816	2,031,133	$ 6.52	$ 4.40
	Granted	-	888,500	-	9.15
	Exercised	(655,817)	(197,800)	5.74	4.30
	Expired or forfeited	(12,000)	(11,500)	6.75	4.03

	Balance, March 31	1,125,999	2,710,333	6.97	5.96
	Granted	856,000	-	15.85	-
	Exercised	(37,833)	(111,733)	4.93	4.53
	Expired or forfeited	-	-	-	-

	Balance, June 30	1,944,166	2,598,600	$ 10.92	$ 6.02

	Exercisable	297,700	795,922	$ 12.45	$ 5.07

6.	Segmented Information

		Quarters ended June 30,		Six Months ended June 30,
	($000)	2005	2004	2005	2004

	Segment Revenues
	Metals service centers	$ 407,522	$ 399,329	$ 807,554	$ 733,970
	Energy tubular products	124,635	78,618	286,894	174,741
	Steel distributors	109,195	105,769	239,309	185,555

		641,352	583,716	1,333,757	1,904,266

	Other	3,493	4,298	4,977	6,150

		$ 644,845	$ 588,014	$ 1,338,734	$ 1,100,416

	Segment Operating Profits
	Metals service centers	$ 24,817	$ 62,777	$ 56,234	$ 104,630
	Energy tubular products	9,222	8,720	26,613	16,447
	Steel distributors	8,425	22,323	23,422	37,621

		42,464	93,820	106,269	158,698

	Other	1,005	1,870	75	1,306
	Corporate expenses	(4,264)	(4,884)	(8,332)	(9,227)

		$ 39,205	$ 90,806	$ 98,012	$ 150,777

	June 30,	December 31,
($000)	2005	2004

Identifiable Assets
Metals service centers	$ 644,761	$ 662,422
Energy tubular products	164,995	228,325
Steel distributors	257,835	192,383

Identifiable assets by segment	1,067,591	1,083,130

Assets not included in segments
Cash	3,552	634
Income tax assets	2,884	7,610
Deferred financing charges	7,796	8,357
Other assets	2,851	2,566
Corporate and other operating assets	27,262	44,184

Total assets	$ 1,111,936	$ 1,146,481

7.	Pension and Benefits

For the quarter ended June 30, 2005 the total benefit cost relating to employee future benefits was $0.8 million (2004: $0.7 million) and for the six months ended June 30, 2005, the cost was $1.6 million (2004: $1.4 million).

8.	Shareholders' Equity

	The components of shareholders' equity are as follows:

		June 30,	December 31,
	($000)	2005	2004

	Common shares	$ 207,648	$ 203,090
	Contributed surplus	621	446
	Retained earnings	299,577	262,733
	Cumulative translation adjustment	(8,741)	(9,695)

		$ 499,105	$ 456,574

The number of common shares issued and outstanding was as follows:

	Number	Amount
	of Shares	($000)

Balance December 31, 2004	49,887,659	$ 203,090
Stock options exercised	693,650	4,558

Balance June 30, 2005	50,581,309	$ 207,648

	Quarters ended June 30,		Six Months ended June 30,
	2005	2004	2005	2004

Average shares outstanding
Basic	50,550,494	49,023,012	50,296,845	47,611,365
Diluted	50,999,778	50,648,685	50,761,478	48,889,556

9.	Restructuring

On May 2, 2005, the Company sold its Lachine property, previously classified as an Asset Held for Sale, for net proceeds of $5.8 million.  The resulting before tax gain of $2.9 million has been recorded in restructuring.

In addition, for the quarter ended June 30, 2005, the Company incurred a restructuring charge of $0.1 million  (2004:  $0.7 million) relating to the costs of the Lachine property and other restructuring relating to Russel Metals' operations as a result of the acquisition of Acier Leroux.

For the year ended December 31, 2003, the Company incurred a charge of $3.6 million relating to the restructuring of the Russel Metals' operations as a result of the acquisition of Acier Leroux.  The balance in this provision at December 31, 2004 was $0.5 million relating to contractual termination costs.  During the six months ended June 30, 2005, cash payments in the amount of $0.2 million were charged to this provision.

10.	Supplemental Cash Flow Information

Income tax paid in the quarter ended June 30, 2005 was $12.9 million (2004: $8.4 million) and the six months ended June 30, 2005 was $85.8 million (2004: $16.6 million).  The 2005 payments included $60.7 million relating to the 2004 taxation year.

11.	Revolving Credit Facilities

On February 25, 2005, the Company entered into an agreement with its banking syndicate to provide, in addition to existing facilities, a $50 million bridge facility for a term of one year.  The provisions of the existing credit facilities, including financial covenants therein, apply to the new bridge facility.  There has been no change in the credit facilities since February 25, 2005.

12.	Asset Retirement Obligation

During the quarter ended March 31, 2005, the Company re-evaluated its estimated probabilities relating to its asset retirement obligation at its Thunder Bay Terminals operation.  This resulted in an increase in the discounted probability-weighted asset retirement obligation of $277,000 and the undiscounted probability-weighted obligation of $1.2 million.  There was no change in the asset retirement obligation in the second quarter of 2005.